UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ARCELLX, INC.

(Name of Subject Company (Issuer))

RAVENS SUB, INC.

a wholly owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03940C100

(Cusip Number of Class of Securities)

Keeley Wettan

Executive Vice President, General Counsel, Legal and Compliance

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, CA 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Emily Oldshue Ropes & Gray, LLP 800 Boylston Street, Prudential Tower Boston, MA 02199

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by Ravens Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent” or “Gilead”), to acquire all of the outstanding shares of common stock of Arcellx, Inc., a Delaware corporation (the “Company” or “Arcellx”), in exchange for (i) $115.00 per share, net to the seller in cash, without interest, subject to any applicable withholding tax, and (ii) one contractual contingent value right (a “CVR”), which represents the right to receive one contingent payment of $5.00 per CVR, in cash, without interest, upon the achievement of a specified milestone in accordance with the terms and subject to the conditions of a contingent value rights agreement, to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company, pursuant to an Agreement and Plan of Merger, dated February 22, 2026, among the Company, Parent and Purchaser.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements related to Gilead, Arcellx and the acquisition of Arcellx by Gilead that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Gilead and Arcellx and members of their respective senior management teams. In some cases, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “seek,” “may,” “plan,” “project,” “should,” “target,” “will,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, without limitation, statements regarding the transaction and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, regulatory applications and related timelines, including the Prescription Drug User Fee date for anito-cel’s BLA; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to satisfy the various closing conditions and complete the transaction; the expectation that the transaction will be accretive to Gilead following FDA approval in the future; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Arcellx’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the risk that, if the transaction is consummated, the businesses will not be integrated successfully and that other anticipated benefits from the transaction will not be realized; any negative effects on the existing collaboration between Arcellx and Gilead that may result from the announcement of a transaction, or the failure to complete the transaction; the risk that the milestone associated with the CVR may not be achieved and that holders of CVRs may not receive payments in respect thereof; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the companies’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Arcellx and the Schedule TO and related tender offer documents to be filed by Gilead and Purchaser. All forward-looking statements are based on information currently available to Gilead and Arcellx, and Gilead and Arcellx assume no obligation and disclaim any intent to update any such forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer described in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Arcellx, nor is it a substitute for any tender offer materials that Gilead, Purchaser or Arcellx will file with the SEC. A solicitation and an offer to buy securities of Arcellx will be made only pursuant to an offer to purchase and related materials that Gilead intends to file with the SEC. At the time the tender offer is commenced, Gilead will file a Tender Offer Statement on Schedule TO with the SEC, and Arcellx will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. ARCELLX’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be sent to all stockholders of Arcellx at no expense to them. The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Gilead or Arcellx. Free copies of these materials and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations, by phone at 1-800-GILEAD-5 or 1-650-574-3000, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement on Schedule TO. Investors and security holders of Arcellx may also obtain, free of charge, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that Arcellx has filed with or furnished to the SEC under the “Financials” section of Arcellx’s website at https://ir.arcellx.com/financials/sec-filings/default.aspx.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Gilead and Arcellx file annual, quarterly and current reports, proxy statements and other information with the SEC. Gilead’s and Arcellx’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Email message from Gilead to Gilead investors, dated February 23, 2026
99.2	LinkedIn post made by Gilead on February 23, 2026
99.3	X post made by Gilead on February 23, 2026